Exhibit 99.53

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels Announces Shareholder Approval of Acquisition of Denison US Mining Division

Toronto, Ontario – June 25, 2012

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels”) is pleased to announce that at a special meeting held today shareholders of Energy Fuels overwhelmingly approved the previously announced acquisition of the US Mining Division of Denison Mines Corp. (“Denison”). Pursuant to the proposed transaction, which is to be effected by a Plan of Arrangement of Denison (the “Arrangement”), Energy Fuels will issue 425,441,494 common shares in exchange for all of the shares and inter-company indebtedness of the subsidiaries of Denison holding all of Denison’s mining assets and operations located in the United States. Details of the transaction are set out in Energy Fuels’ management information circular dated May 28, 2012, which is available under Energy Fuels’ profile on www.sedar.com.

Of the votes cast at the Energy Fuels shareholder meeting, 99.21% were in favour of the Arrangement. Earlier today, shareholders of Denison also approved the Arrangement, with 99.07% of the votes cast at the Denison meeting voted in favour.

Shareholders of Energy Fuels also approved the issuance of compensation shares to Dundee Securities Ltd. in connection with the Arrangement and the proposed share consolidation of the issued and outstanding shares of Energy Fuels on a 10 to 1 basis. The board of directors of Energy Fuels will decide when and if the share consolidation will be implemented. The share consolidation will not be implemented prior to the completion of the Arrangement.

Completion of the Arrangement is subject to satisfaction of various conditions, including the issuance of a final order approving the Arrangement by the Superior Court of Justice. The hearing in respect of such final order is scheduled for June 27, 2012. Subject to satisfaction of such conditions, Energy Fuels and Denison anticipate that the Arrangement will effective at 11:59 pm on June 29, 2012.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Arrangement between Energy Fuels and Denison, the benefits and synergies of the Arrangement, future opportunities for Energy Fuels and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Arrangement; the conditions to the completion of the Arrangement, including the receipt of court approval or the regulatory approvals required for the Arrangement may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Arrangement; the volatility of the international marketplace; and any other factors described in Energy Fuels’ most recent annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

For further information please contact

For Energy Fuels Inc.
Stephen P. Antony, President & CEO
Phone No.: (303) 974-2140
Email: s.antony@energyfuels.com